AD 7/23

MMISSION

JUL 1 4 2009

MARKET REGULATION

UNI
SECURITIES AND I
Washington, D.C. 20549

09041909

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beaconsfield Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Technology Drive Suite 1
(No. and Street)

Canonsburg	PA	15317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard King Rainier — 724-745-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nicksich, Joseph Paul
(Name – *if individual, state last, first, middle name*)

453 Wall Avenue	Wall	PA	15148
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard King Rainier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beaconsfield Financial Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard King Rainier
Signature

President
Title

John P. Bucek
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
John P. Bucek, Notary Public
Cecil Twp., Washington County
My Commission Expires Sept. 9, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

To the Board of Directors
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have audited the accompanying balance sheet of Beaconsfield Financial Services, Inc. as of December 31, 2008, and the related statements of operations and retained earnings, statement of comprehensive loss and accumulated other comprehensive income, cash flows, and supplementary information for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2008, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposed of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nicksich + Neel

Nicksich & Neel, CPAs, P.C.
Wall, Pennsylvania
February 25, 2009

BEACONSFIELD FINANCIAL SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$102,919
Accounts Receivable, Commissions	25,384
Prepaid Expenses	500
Investment, At Market - Note A	41,791
Total Current Assets	170,594
PROPERTY AND EQUIPMENT	
Furniture and Fixtures	68,100
Less: Accumulated Depreciation	48,606
Net Property and Equipment	19,494
OTHER ASSETS	
Mesirow Risk Deposit Account	25,000
Total Assets	$ 215,088
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Commissions Payable	$36,227
SEP Payable	46,882
Total Current Liabilities	83,109
LONG-TERM LIABILITIES	
Deferred Federal Income Tax	3,940
Deferred State Income Tax	2,630
Total Long-Term Liabilities	6,570
Total Liabilities	89,679
STOCKHOLDERS' EQUITY	
Common Stock, $.50 Par Value 100,000 Shares Authorized, 38,000 Shares Issued and Outstanding	19,000
Retained Earnings	95,103
Accumulated Other Comprehensive Income	11,306
Total Stockholders' Equity	125,409
Total Liabilities and Stockholders' Equity	$ 215,088

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

INCOME	
Commissions	$1,444,310
Other	2,186
Total Income	1,446,496
OPERATING, GENERAL & ADMINISTRATIVE	
Operating Expenses	1,353,636
General & Administrative Expenses	90,249
Total Operating, General and Administrative	1,443,885
Net Income from Operations	2,611
OTHER LOSS	
Interest & Dividends	2,074
Realized Loss on Sale of Securities	(4,553)
Total Other Loss	(2,479)
Income Before Income Tax Benefit	132
INCOME TAX BENEFIT	
Deferred Tax Benefit	7,730
NET INCOME	7,862
RETAINED EARNINGS - BEGINNING OF PERIOD	87,241
RETAINED EARNINGS - END OF PERIOD	$ 95,103

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES, INC.
STATEMENT OF COMPREHENSIVE LOSS AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

STATEMENT OF OTHER COMPREHENSIVE LOSS

NET INCOME	$ 7,862
OTHER COMPREHENSIVE LOSS:	
Unrealized Loss on Marketable Securities	(35,859)
COMPREHENSIVE LOSS	$ (27,997)

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

ACCUMULATED OTHER COMPREHENSIVE INCOME-BEGINNING	$ 47,165
TOTAL OTHER COMPREHENSIVE LOSS	(35,859)
ACCUMULATED OTHER COMPREHENSIVE INCOME-ENDING	$ 11,306

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

FROM OPERATING ACTIVITIES	
Net Income	$ 7,862
Adjustment to Reconcile Comprehensive Income to Net Cash Provided by Operating Activities:	
Depreciation	5,240
Increase (Decrease) from Changes In:	
Accounts Receivable - Commissions	48,094
Prepaid Expenses	1,500
Investments	117,048
Accounts Receivable - Clearance	25,030
Mesirow Risk Deposit Account	(25,000)
Commissions Payable	(87,825)
Accrued Payroll	(15,000)
Accrued and Withheld Payroll Taxes	(85)
SEP Payable	24,874
Income Taxes Payable	(421)
Deferred Taxes	(7,730)
NET CASH USED IN OPERATING ACTIVITIES	93,587
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of Property and Equipment	(8,599)
Unrealized Gains on Marketable Securities	(35,859)
NET CASH USED IN INVESTING ACTIVITIES	(44,458)
NET INCREASE IN CASH	49,129
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR	53,790
CASH AND CASH EQUIVALENTS-END OF YEAR	$ 102,919

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BACKGROUND INFORMATION

Nature of Operations

Beaconsfield Financial Services, Inc. was organized and incorporated in the Commonwealth of Pennsylvania on October 25, 1983. The Company's initial capitalization provided for it to have the authority to issue 100,000 shares of common stock with a par value of fifty cents per share. At December 31, 2008, 38,000 shares have been issued and outstanding

The Company is in the financial services industry and receives commissions from the sale of stocks, mutual funds, annuities and insurance products mainly in Pennsylvania and surrounding states, and complies with all local, state and governmental rules and regulations. Customers of the Company consist mainly of middle income individuals.

Revenues are reported as earned, and costs as incurred in accordance with generally accepted accounting principles.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, generally the fifth business day after trade date.

FULLY DISCLOSED BASIS

The Corporation is associated with Mesirow & Company, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Corporation and its customers. As such, the Corporation is exempt from the requirements to maintain a special reserve bank account for the exclusive benefit of customers, as prescribed by Rule 15c3-3.

ACCOUNTS RECEIVABLE, COMMISSIONS

Due to the nature of the receivables, experience with and the strength of the payers, no allowance for doubtful accounts is deemed necessary.

BEACONSFIELD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

SECURITIES VALUATION

Securities held in firm trading and investment accounts are equity securities classified as "available for sale" and valued at market. Securities not readily marketable are valued at fair value as determined by management.

	Cost Basis	Market Value	Difference- Accumulated Other Comprehensive Income
440 shares ESB Financial Corporation	$ 3,385	$ 4,726	$ 1,341
1500 shares NASDAQ OMX Group Inc.	$27,100	$ 37,065	$ 9,965
	$30,485	$ 41,791	$11,306

PROPERTY AND EQUIPMENT

Depreciation of property and equipment is provided by the use of the straight line method over 5 to 7 years and amounted to $5,240 for the year ended December 31, 2008. The cost of the assets sold, retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

Expenditures for maintenance and repairs are charged against operations. Expenditures that add value to or materially extend the life of the assets are capitalized.

ADVERTISING

Advertising costs are expensed as incurred. The total amount charged to advertising in 2008 was $6,991.

COMPENSATED ABSENCES

The Company has a vacation policy allowing for paid time off based on years of service. The vacation policy does not allow for the accumulation or carryover of unused vacation to future periods. Accordingly, the Company recognizes the costs of compensated absences when actually paid to employees, and has not accrued a liability for unused vacation time at December 31, 2008.

BEACONSFIELD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

CASH EQUIVALENTS

Consist of balances in the corporate checking account and money market account with Mesirow Financial Corporation. At December 31, 2008, the balances in these accounts totaled $102,919.

CASH AND CASH EQUIVALENTS

For purposes of preparing the Statement of Cash Flows, cash (checking account) and money market accounts held at banks and financial institutions are considered cash and cash equivalents.

INCOME TAXES

There was no current provision for income taxes for 2008 due to the nominal amount of taxable income; there was a deferred tax benefit of $7,730 due to a reduction in the excess of market value over cost of marketable securities held by the Company.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c(3) (1) of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance of $50,000.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5 (d) (4) required reporting on any material differences between the audited computation and the Company's computation. There were no material differences at December 31, 2008.

NOTE C – LEASE COMMITMENTS

The Company moved their offices in May, 2008 and lease office space at the new locarion under a renewable lease agreement. Minimum rental commitments are approximately $29,268 per year for the years 2009 through 2013. The lease is renewable for an additional five years following the initial termination date, at a lease rate mutually agreeable.

The Company began leasing a 2006 Infinity vehicle in July, 2006 with a monthly lease payment of $539. The final payment on the operating lease is due in August, 2009, at which time the Company has an option to purchase the vehicle at market value.

NOTE D – SALE OF SECURITIES "AVAILABLE FOR SALE"

There were proceeds from the sale of securities "available for sale" in the amount of $19,109. Cost basis of securities sold was arrived at by the average cost method.

NOTE E – ACCUMULATED OTHER COMPREHENSIVE INCOME

During the year, $35,859 was classified out of "Accumulated Other Comprehensive Income" into losses for the period due to depreciation in market value of equity securities held as investments.

NOTE F – RETIREMENT PLAN

The Company has established a SEP retirement plan for the benefit of its employees. There are three employees participating in the plan, and in the current year, the Company contributed $46,276 to the plan.

NOTE G – DEFERRED TAX

The Company's deferred tax liabilities represent the tax effects of temporary differences between the financial statement and tax basis of property and equipment, and the tax effect of the temporary differences in reporting investments by the market value method. The changes in the net deferred tax assets and liabilities at December 31, 2008 result in a deferred tax benefit of $7,730.

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Beaconsfield Financial Services, Inc.

We have audited the accompanying financial statements of Beaconsfield Financial Services, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 25, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nicksich & Neel

Nicksich & Neel, CPAs, P.C.
February 25, 2009

BEACONSFIELD FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2008

Net Capital:	
Total Stockholders' Equity	$125,409
Less: Prepaid Expenses	500
Fixed Assets (Net Book Value)	19,494
Total Non-allowable Assets	19,994
Net Capital Before Haircuts on Securities Positions	105,415
Haircuts on Securities:	
Other Securities	6,268
Undue Concentrations	3,706
Total Haircuts on Securities	9,974
Net Capital	95,441
Capital Requirements	50,000
Net Capital in Excess of Minimum Requirements	$ 45,441
Aggregate Indebtedness	$ 89,679
Ratio of Aggregate Indebtedness to Net Capital	0.94

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES, INC.
SCHEDULE II - DETAIL OF OPERATING AND GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING EXPENSES	
Advertising	$ 6,991
Commissions	984,740
Depreciation	5,240
Equipment Rental	4,682
Insurance	6,112
Internet Access	3,444
Payroll Taxes	19,094
Regulatory Expenses	5,735
Rent	24,955
Repairs & Maintenance	430
Retirement Plan	46,276
Selling Expense	13,033
Telephone	10,471
Wages	222,433
	$1,353,636

GENERAL AND ADMINISTRATIVE	
Auto Expense	$ 14,075
Contributions	1,540
Dues and Subscription	3,811
Employee Benefits	23,318
Legal and Accounting	5,675
Miscellaneous	2,669
Office Supplies and Expense	23,084
Outside Services	480
Postage	5,295
Tax Expense	438
Travel and Entertainment	9,864
	$ 90,249

The accompanying notes are an integral part of these financial statements.

EXHIBIT A – INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Beaconsfield Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Beaconsfield Financial Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency , or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Nicksich & Neel

Nicksich & Neel, CPAs, P.C.
February 25, 2009

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA 5th FOCUS** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: BEACONSFIELD FINANCIAL SERVICE [0013]

SEC File Number: 8- 30993 [0014]

Address of Principal Place of Business: SOUTHPOINTE INDUSTRIAL PARK [0020]

CANONSBURG [0021] PA [0022] 15317 [0023]

Firm ID: 14634 [0015]

For Period Beginning 01/01/2008 [0024] And Ending 12/31/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RAINIER BETTY, SECRETARY [0030] Phone: (724) 745-6800 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated [0198] Unconsolidated [0199]

	Allowable	Non-Allowable	Total
1. Cash	102,919 [0200]		102,919 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	25,000 [0295]		
B. Other	[0300]	[0550]	25,000 [0810]
3. Receivables from non-customers	25,384 [0355]	500 [0600]	25,884 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	41,791 [0424]		
E. Spot commodities	[0430]		41,791 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities			

	[0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	19,494 [0680]	19,494 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	TOTAL ASSETS	195,094 [0540]	19,994 [0740]	215,088 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	36,227 [1155]	[1355]	36,227 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	53,452 [1205]	[1385]	53,452 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured			

demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	89,679 [1230]	0 [1450]	89,679 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	19,000 [1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	106,409 [1794]
E. Total	125,409 [1795]
F. Less capital stock in treasury	[1796]

24.	TOTAL OWNERSHIP EQUITY	125,409 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	215,088 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2008 [3932]	Period Ending 12/31/2008 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	46,516 [3935]
b.	Commissions on listed option transactions	3,434 [3938]
c.	All other securities commissions	89,169 [3939]
d.	Total securities commissions	139,119 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	[3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	-40,412 [3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	656,549 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	660,632 [3995]
9.	Total revenue	1,415,888 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	150,000 [4120]
11.	Other employee compensation and benefits	1,057,172 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
a.	Includes interest on accounts subject to	

	subordination agreements	[4070]	
14.	Regulatory fees and expenses		5,735 [4195]
15.	Other expenses		230,978 [4100]
16.	Total expenses		1,443,885 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-27,997 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	**After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
a.	**After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-27,997 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		-49,495 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 28816 [4335A]	MESIROW FINANCIAL, INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k)(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			125,409 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			125,409 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			125,409 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		19,994 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		[3610]	-19,994 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			105,415 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))			
	A. **Contractual securities**			

	commitments	[3660]	
B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	6,268 [3734]	
D.	Undue Concentration	3,706 [3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-9,974 [3740]
10.	Net Capital		95,441 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	5,978 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14.	Excess net capital (line 10 less 13)	45,441 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	86,473 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	89,679 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts(List)**

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 89,679 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 94 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		153,406 [4240]
A.	Net income (loss)		-27,997 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		125,409 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From Item 3520)	0 [4330]